RICK’S CABARET INTERNATIONAL, INC.

10959 CUTTEN ROAD

HOUSTON, TEXAS 77066

April 14, 2014

By E-Mail: sarmentoa@sec.gov

Ada D. Sarmento

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rick’s Cabaret International, Inc.

Registration Statement on Form S-3

Filed March 6, 2014

File No. 333-194343

Dear Ms. Sarmento:

On behalf of Rick’s Cabaret International, Inc. (the “Company”), I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 3:00 p.m., Eastern Time on Wednesday, April 16, 2014, or as soon thereafter as practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at your earliest convenience. I thank you in advance for your attention to this matter.

Very truly yours, /s/ Eric Langan Eric Langan President and Chief Executive Officer